

Mail Stop 6010

April 29, 2008

Mr. Jeff Feuer
Chief Financial Officer
SPO Medical Inc.
Beit Hapa'amon, Suite 209
20 Hata'as Street
Kfar Saba, Israel

> **RE:** **SPO Medical Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-11772**

Dear Mr. Feuer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Jeff Feuer
SPO Medical Inc.
April 29, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Operations and Comprehensive Loss, page 41
Item 8A(T). Controls and Procedures, page 18

– Management's Report on Internal Control Over Financial Reporting, page 19

1.   We do not see where you have included all of the disclosures required by Item
        308T of Regulation S-B in connection with your report on internal control over
        financial reporting. Specifically, you have not included a statement identifying
        the framework used to evaluate the effectiveness of your internal control over
        financial reporting. Please tell us and revise future filings to disclose the
        framework that you used in your evaluation of your internal control over financial
        reporting.

Consolidated Statement of Operations, page F-5

2.   Please revise future filings to include a footnote to the financial statements that
        describes the nature of your "financial expenses, net" line item. As appropriate,
        include disclosures to identify each of the material components of this financial
        statement line item.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

      Sincerely,

      Kevin L. Vaughn
      Branch Chief